Filed by Avanex Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Avanex Corporation

Commission File No.: 000-29175

The following are excerpts from a transcript of a conference call conducted by Avanex Corporation regarding its second quarter 2009 earnings in the afternoon of February 5, 2009. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Avanex by Bookham, Inc. pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of January 27, 2009.

Avanex Corp. AVNX Q2 2009 Earnings Call Feb. 5, 2009

Giovanni Barbarossa, President and Chief Executive Officer

Good afternoon and welcome to our 2009 fiscal second quarter earnings call. During today’s call we will be discussing the key events of the second quarter, which ended December 31, 2008 and the continued impact of macroeconomic trends on our business as well as the proposed merger with Bookham announced Tuesday, January 27, 2009.

First, let me review the highlights from our announcement last week of our intention to merge with Bookham Incorporated. We have agreed to merge with Bookham because we believe that the combined company can realize cost synergies and thereby create immediate value to shareholders of both companies.

We have said for two quarters now that we believe industry consolidation is necessary in order to prosper. With the merger announcement last week, we are demonstrating our continued commitment to industry consolidation to improve the company’s future opportunities and results. There are a number of benefits that we expect to realize from the proposed transaction. I would like to take a moment to highlight a few of these. First, the merger will make the combined company a leader in the telecom optics markets, focusing on metro and long haul applications with one of the broadest product portfolios in the industry.

The product offerings of the two companies are very complementary which expands the new Company’s role as a strategic supplier to our customer base. Second, as we discussed last week, we believe that as a combined company, we will save $7 million per quarter, beginning in the fourth – full quarter after the merger is closed.

The industry dynamics and the current economic outlook demand that we implement cost savings initiatives to return to profitability. We believe that the total cash position of the combined company will be higher twelve months from the close of the merger than the two separate companies on a stand-alone basis. As of December 31, 2008, the two companies had a combined $80 million of cash and investments and no debt outstanding. Finally, the combined company will increase its competitiveness in the marketplace through vertical integration of component technologies in module and subsystem products.

Please note that a detailed review of the proposed merger is available on our website. With this merger, Avanex shareholders will receive 5.426 Bookham shares for each Avanex share, with Avanex shareholders owning 46.75% of the combined company upon completion of the merger. Alain Couder will be the CEO of the combined company and I will be actively involved in helping to ensure a smooth integration of the two organizations and to define the strategic direction of the combined company.

In addition, I will be a board member of the combined company. On today’s call we will not be able to add any additional details beyond what was in the press release on January 27.

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Giovanni Barbarossa, President and Chief Executive Officer

Thanks Mark. In summary, we believe that Avanex is well positioned as we continue to improve on our business through both strategic and tactical activities. We have scaled down our expenses. At the same time, we’re maintaining our focus on recession development activities that we feel will be growth engines for the future. We have announced our intention to merge with Bookham, a move which we feel takes us in the right strategic direction and will bring long-term value to our shareholders. Now let me turn to guidance for the third quarter of fiscal year 2009.

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<Q – Mark Carroll>: Hi, guys. Its Mark again. Just one follow-up. You had mentioned previously, talked about a breakeven run rate of around 46 to 48 million in sales. Any updates for that or is that – are we still looking for that as a breakeven?

<A>Giovanni Barbarossa. Well, we’re thinking that just as we said during the call, that we have taken further action to reduce our cost structure. Last quarter we did really move pretty fast from that perspective. This week, we’ve taken another action to further reduce our cost, primarily in SG&A, reduce our CapEx and we have also done some additional cutting from a discretionary spending standpoint. So we think we have taken enough actions at this point to improve our cost structure. And I will let Mark kind of talk a little bit more about where – about the breakeven point that we see moving forward.

<A>Mark Weinswig. Yeah, Mark, just real quickly. We’ve not made any changes to that estimate, based on the cost savings that we have right now. Just in general, at this point, the company’s very focused really on kind of going forward with its next steps in terms of industry consolidation and some of the synergies and benefits that we see through the proposed merger with Bookham. So that’s kind of where we’re focusing most of our effort right now in terms of kind of our return to kind of profitability.

<Q – Mark Carroll>: Okay. Thank you.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the timetable for completing the transaction, the benefits of the business combination transaction involving Bookham and Avanex, including potential synergies and cost savings and the timing thereof, future financial and operating results including Adjusted EBITDA in the first quarter following the transaction, quarterly synergies, the combined company’s plans, cash balances together, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “potential,” “expected,” think,” “hope,” “believe” “plan,” “estimate,” “intend,” “will,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Bookham’s and Avanex’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Bookham and Avanex. Actual results may differ materially from the results anticipated in these forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, general business and economic conditions; the performance of financial markets; the impact of the filing for bankruptcy on Nortel’s ability to pay for existing products and its demand for products in the future, risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses or employees of Bookham and Avanex not be combined and integrated successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Bookham and Avanex, with the Securities and Exchange Commission. Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Bookham and Avanex plan to file documents with the SEC, including the filing by Bookham of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Bookham and Avanex plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Bookham and Avanex are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Bookham and Avanex because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham’s website at www.bookham.com or Avanex’s website at www.avanex.com or the SEC’s website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.